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                                           OMB Number:         3235-0145
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 2

                               Rayovac Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    755081106
                                 (CUSIP Number)


                                 December 31, 1998
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

              [ ] Rule 13d-1(b)

              [ ] Rule 13d-1(c)

              [x] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






         Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC 1745 (6-00)

CUSIP NO.                           13G                       Page 2of 6 Pages


-------- --------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         THL Equity Trust III
         04 3279892
-------- ---------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) [X]

-------- ---------------------------------------------------------------------
   3     SEC USE ONLY



-------- ----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Massachusetts
-------- ----------------------------------------------------------------------
                            ----- ---------------------------------------------
                             5    SOLE VOTING POWER

        NUMBER OF                 0
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                            ----- ---------------------------------------------
                             6    SHARED VOTING POWER

                                  6,743,642

                            ----- ---------------------------------------------
                             7    SOLE DISPOSITIVE POWER

                                  0

                            ----- ---------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                  6,743,642

--------------------------- ----- ---------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         6,743,642

-------- ----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



-------- ----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         21.05%
-------- ----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

         OO

-------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 6 of 7 pages


Item 1 (a).       Name of Issuer:
                  Rayovac Corporation

Item 1 (b).       Address of Issuer's Principal Executive Offices:
                  601 Rayovac Drive
                  Madison, WI 53711-2497

Item 2 (a).       Name of Person Filing:
                  THL Equity Trust III

Item 2 (b).       Address of Principal Business Office or, if none, Residence:
                  c/o Thomas H. Lee Company
                  75 State Street
                  Boston, MA 02019

Item 2 (c).       Citizenship:
                  Massachusetts


Item 2 (d).       Title of Class of Securities:
                  Common Stock, par value $0.01 per share.


Item 2 (e).       CUSIP Number:
                  755081 10 6

Item 3. If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: not applicable.

         (a)      [ ] Broker or dealer registered under Section 15 of the
                      Exchange Act;

         (b)      [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c)      [ ] Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act;

         (d)      [ ] Investment company registered under Section 8 of the
                      Investment Company  Act;

         (e)      [ ] An investment adviser in accordance with Rule
                      13d-1(b)(1)(ii)(E);

         (f)      [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g)      [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h)      [ ] A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;

         (i)      [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j)      [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.           Ownership


(a)      Amount Beneficially Owned

                  See Item (9) of cover pages.

         (b).     Percent of Class: ____%

                  See Item (11) of cover pages.

         (c)      Number of Shares as to which Such Person has:

                  (i)      sole power to vote or to direct the vote                       ____shares
                           See Item (5) of cover pages.
                  (ii)     shared power to vote or to direct the vote                     ____
                           See Item (6) of cover pages.
                  (iii)    sole power to dispose or to direct the disposition of          ____shares
                           See Item (7) of cover pages.
                  (iv)     shared power to dispose or to direct the disposition of        ____
                           See Item (8) of cover pages.

Note: Due to an existing arrangement among the reporting person, Thomas H. Lee Equity Fund III, L.P., Thomas H. Lee Foreign Fund III, L.P., and Thomas H. Lee Equity Advisors III, L.P., the reporting person may be deemed to beneficially own an aggregate of 6,350,259 shares owned by Thomas H. Lee Equity Fund III, L.P. and 393,383 shares owned by Thomas H. Lee Foreign Fund III, L.P. The reporting person disclaims beneficial ownership of such shares.



Item 5.           Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
                  Holding Company

                  Not applicable.


Item 8.           Identification and Classification of Members of the Group

                  Not applicable.


Item 9.           Notice of Dissolution of Group

                  Not applicable.


Item 10. Certification

     Not applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February   13, 2002.

                           THL EQUITY TRUST III

                           By:  /s/Thomas H. Lee
                                Name:  Thomas H. Lee
                                Title: Chairman






The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties for whom copies are to be sent.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)